As filed with the Securities and Exchange Commission on September 19, 2007

Registration No. 333-88400

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

ALTANA AKTIENGESELLSCHAFT

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 14, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 14, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6, and 8

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Articles number 13, 18, and 21

3.  Fees and Charges

Articles number 7

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of May 23, 2007, among ALTANA Aktiengesellschaft, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Clifford Chance Rogers & Wells LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 19, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of No Par Value, of ALTANA Aktiengesellschaft.

By:

The Bank of New York,
 As Depositary

By:  /s/ Andrew J. Zelter

Name:  Andrew J. Zelter

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, ALTANA Aktiengesellschaft has caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Wesel, Germany on September 19, 2007.

ALTANA Aktiengesellschaft

By:  /s/ Dr. Matthias L. Wolfgruber
Name:  Dr. Matthias L. Wolfgruber
Title:    Chairman of the Management Board

             and Chief Executive Officer

By:  /s/ Martin Babilas
Name:  Martin Babilas
Title:    Member of the Management Board and

Chief Financial Officer

Each of the undersigned hereby constitutes and appoints Volker Mansfeld and Stephan Reuter, or any one or more of them, his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) and supplements to this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 and to cause the same to be filed with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue of these presents.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 19, 2007.

Name:

Title:

/s/ Dr. Matthias L. Wolfgruber

Name: Dr. Matthias L. Wolfgruber

Chairman of the Management Board and

Chief Executive Officer

/s/ Martin Babilas

Name: Martin Babilas

Member of the Management Board and

Chief Financial Officer

/s/ Albert von Hebel

Name: Albert von Hebel

Principal Accounting Officer

/s/ Nicholas Caputi

Name: Nicholas Caputi

Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of May 23, 2007, among

ALTANA Aktiengesellschaft, The Bank of New York as Depositary, and all

Owners and Beneficial Owners from time to time of American Depositary

Receipts issued thereunder.